April 23, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Ms. Yoon Choo

Re:                             M Fund, Inc. (Registration No. 033-95472/811-09082)
Response to Examiner Comments on Post-Effective
Amendment No. 41

Dear: Ms. Choo:

This letter responds to your comments provided via telephone on April 22, 2020 to Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A of M Fund, Inc. (the “Registrant”) filed on April 17, 2020.

1.                                      Comment:            Because large capitalization investing risk is a principal investment risk of the M International Equity Fund, please include investing in large capitalization securities in the Fund’s principal investment strategies.

Response:             Large Capitalization Risk is not a principal risk of the Fund. The Registrant has revised the disclosure to remove Large Capitalization Risk from the Fund.

2.                                      Comment:            Please add to the M International Equity Fund’s principal investment strategy that the Fund may invest up to 40% of its total assets in emerging markets.

Response:             The Registrant has revised the disclosure as requested.

3.                                      Comment:            The M Large Cap Growth Fund references rights and warrants in its principal investment strategies section. Please include rights and warrants as risk factors in the Fund’s principal investment risk section.

Response:             The Registrant has revised the disclosure as requested.

4.                                      Comment:            The M Large Cap Growth Fund invests in a small number of securities. Please include in the Fund’s principal investment risks the risks of investing in a small number of securities.

Response:             The Registrant has revised the disclosure as requested.

5.                                      Comment:            Please revise the tax information section to include “expects” when disclosing that each Fund “expects” to qualify for taxation as a regulated investment company under subchapter M of chapter 1 of the Internal Revenue Code of 1986 for each taxable year.

Response:             The Registrant has revised the disclosure as requested.

6.                                      Comment:            Please add to the Principal Risks of Investing in the Funds table the risks associated with investing in rights and warrants and risks associated with investing in a small number of securities.

Response:             The Registrant has revised the disclosure as requested.

7.                                      Comment:            Under Foreign Securities and Currencies Risk in the statutory prospectus, the M International Equity Fund states that it does not hedge for currency risk. Please include any other Funds that do not hedge for currency risk.

Response:             The Registrant has revised the disclosure to include the M Large Cap Growth Fund and M Capital Appreciation Fund.

8.                                      Comment:            Consider whether Growth Securities Risk is a principal investment risk of the M Large Cap Value Fund.  If it is not please remove the Fund in the description of Growth Securities Risk.

Response:             The Registrant has revised the disclosure to remove Growth Securities Risk from the Fund.

9.                                      Comment:            Since two Board approvals are referenced under the description of the basis for the Board of Directors’ approvals of the advisory and sub-advisory contracts, consider including the term of each Board approval.

Response:             The Registrant has revised the disclosure as requested.

10.                               Comment:            Under “Interpretive Rules,” please revise the disclosure to include “borrowing by a Fund” from the scenarios that are deemed to be a violation and add “except with respect to borrowings” when disclosing that market fluctuations that cause a Fund to exceed or fall short of a stated limitation will not be deemed to cause the Fund to violate a restriction.

Response:             The Registrant has revised the disclosure as requested.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 617-662-1504 if you have any questions.

Sincerely yours,

/s/ Brian F. Link
Brian F. Link